October 3, 2019

Thomas E. O'Hern
Chief Executive Officer
MACERICH CO
401 Wilshire Boulevard. Suite 700
Santa Monica, CA 90401

       Re: MACERICH CO
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 25, 2019
           Form 10-Q for the quarterly period ended June 30, 2019
           Filed August 5, 2019
           File No. 001-12504

Dear Mr. O'Hern:

        We have reviewed your September 27, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 12, 2019 letter.

Form 10-Q for the quarterly period ended June 30, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Funds from Operations ("FFO"), page 42

1. We note your response to comment 1 of our letter dated September 12, 2019. We are unclear how your exclusion of the Chandler Freehold financing expense is consistent with the commonly understood industry definition of FFO. Please revise future filings to retitle the measure or remove the related adjustment.
       You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jennifer Monick,
Assistant Chief Accountant, at (202) 551-3295 if you have any questions.
 Thomas E. O'Hern
MACERICH CO
October 3, 2019
Page 2



FirstName LastNameThomas E. O'Hern   Sincerely,
Comapany NameMACERICH CO
                                     Division of Corporation Finance
October 3, 2019 Page 2               Office of Real Estate & Construction
FirstName LastName